November 19, 2018

Robert H. Turner
Executive Chairman
Pareteum Corporation
1185 Avenue of the Americas, 37th Floor
New York, NY 10036

       Re: Pareteum Corporation
           Registration Statement on Form S-3
           Filed October 19, 2018
           File No. 333-227912

Dear Mr. Turner:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed October 19, 2018

General

1. You disclose here that your "blockchain-enabler platform is focused on delivering enabling technology to all of [your] customers and partners" and that the platform will
       "change how [your] customers leverage blockchain technology, and will include support for smart-contracts and cryptocurrencies." Please revise to describe how your blockchain-
       enabler platform will include support for smart-contracts and cryptocurrencies and address the current stage of development of your blockchain-enabler platform, including whether you are currently offering this platform to your customers and whether you are generating any revenue from it. Also, address whether your blockchain-enabler platform is or will be dependent on another blockchain and, if so, the risks and challenges related to such reliance. Lastly, ensure that you discuss any related business risks and challenges,
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         including any known trends or uncertainties that are reasonably expected to have a material impact on your results of operations or financial condition.
2. Page 10 of your blockchain-enabler platform whitepaper dated January 31, 2018 suggests that your blockchain-enabler platform will allow your customers to deploy a cryptocurrency payment gateway and deploy their own or existing digital tokens. We also note the statement on page 11 of the whitepaper that you are "investigating a mining solution for customers who wish to make use of the TEAX token blockchain." Please tell us whether your business entails, or will entail, the creation, issuance or use of digital assets and, if so, how these digital assets will be used. Additionally, clarify whether your business entails, or will entail, solutions that provide transaction verification services (e.g., mining or forging services) to your customers.
3. Your blockchain-enabler platform whitepaper discusses your relationship with AirFox, a cryptocurrency provider. Please describe any agreements you have with AirFox and tell us what services AirFox provides to the company.
Incorporation of Documents by Reference, page 29

4. Please specifically incorporate by reference each report filed pursuant to Section 13(a) or
         15(d) of the Exchange Act since December 31, 2017, including each quarterly report on
         Form 10-Q and each current report on Form 8-K that was filed after December 31, 2017.
Selling Stockholders, page SS-5

5. You disclose here that certain of the resale shares relate to shares of common stock that are issuable to certain of the selling stockholders upon the exercise of warrants.
         However, it is unclear how the selling stockholders acquired these warrants. Please revise to describe the transactions in which each selling stockholder acquired the warrants and ensure you revise footnote 7 to the fee table to define "the Offering." Additionally, please file or incorporate by reference any agreements related to the selling stockholders'
         purchase of the warrants.
6. Please ensure that you disclose the nature of any position, office or other material relationship which any selling stockholder has had with you within the past three years.
Exhibits

7. You disclose that you are registering debt securities and note that "an indenture has been filed as an exhibit to the registration statement." As we were unable to locate the indenture exhibit, please file a form of indenture as an exhibit with your next amendment.
         For further guidance, consider Interpretations 201.02 and 201.04 of our Trust Indenture
         Act of 1939 Compliance and Disclosure Interpretations.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
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Pareteum Corporation
November 19, 2018
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action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

FirstName LastNameRobert H. Turner                          Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NamePareteum Corporation
                                                            and Services
November 19, 2018 Page 3
cc:       Darrin M. Ocasio, Esq.
FirstName LastName